SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 28, 2002

ENCANA CORPORATION

(Translation of registrant’s name into English)

1800 855 2nd Street S.W.
Calgary, Alberta, Canada T2P 2S5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F: ☐	Form 40-F: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A  .

This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13956, No. 333-85598 and No. 333-98087.

Form 6-K Exhibit Index

Exhibit No.

1.	Material Change Report dated November 28, 2002, filed with the Toronto Stock Exchange and the Securities Commission or similar regulatory authority in the Canadian Provinces and Territories on November 28, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENCANA CORPORATION (Registrant)

	By:	/s/ Linda H. Mackid

Name: Linda H. Mackid Title: Assistant Corporate Secretary
Date: November 29, 2002

ENCANA CORPORATION
MATERIAL CHANGE REPORT

Item 1     Reporting Issuer:

EnCana Corporation 1800, 855 – 2nd Street S.W. Calgary, Alberta T2P 2S5

Item 2     Date of Material Change:

November 19, 2002

Item 3     Press Release:

EnCana Corporation issued a press release on November 19, 2002 (through Canada Newswire) at Calgary, Alberta disclosing the nature and substance of the material change

Item 4     Summary of Material Change:

EnCana Corporation has estimated its year-end 2002 reserves

Item 5     Full Description of Material Change:

EnCana Corporation has estimated its year-end 2002 reserves. The inaugural evaluation of 100% of the reserves of EnCana Corporation and its subsidiaries (collectively, “EnCana”) by independent engineers is substantially complete. While a final evaluation will not be available until February 2003, based on the results of this independent assessment to date, EnCana anticipates that at year-end 2002, it will have proved reserves of approximately 2,890 million barrels of oil equivalent (“boe”). This represents an overall 7% increase from year-end 2001 combined estimates for EnCana’s founding companies, PanCanadian Energy Corporation (“PanCanadian”) and Alberta Energy Company Ltd. (“AEC”). Discoveries, extensions to existing pools and net acquisitions were approximately 550 million boe proved reserves. In addition, a downward net revision of approximately 110 million boe proved reserves was recorded, principally as a result of the first fully independent external evaluation of all of the former PanCanadian reserves

The independent assessment includes estimates for drilling and production for the balance of 2002. Variations from these estimates could result in small changes to the final year-end reserves estimates

Total net proved reserve additions before royalties were 440 million boe. Major additions and positive revisions occurred in the U.S. Rockies, Oilsands and

Foothills regions and internationally in the U.K. central North Sea. Major negative revisions occurred in the Southern and Central Plains regions of Alberta.

EnCana’s 2002 year-end reserves estimates reflect its forecast 2002 production (on a pro forma basis, combining the results of PanCanadian and AEC for the entire period) of approximately 1,000 billion cubic feet of gas and 93 million barrels of oil.

The following table provides a reconciliation of EnCana’s reserves for 2002 and summarizes its estimates of its reserves as at December 31, 2002.

EnCana Corporation 2002 Estimated Reserves Summary (1)

	Natural Gas			Oil & Gas Natural Gas Liquids			BOE
	(trillion cubic feet)			(billions of barrels)			(billions of barrels)

	Proved	Probable	Total	Proved	Probable	Total	Proved	Probable	Total

PanCanadian at Dec 31, 2001	3.9	1.2	5.1	0.36	0.29	0.65	1.01	0.49	1.50
AEC at Dec 31, 2002	4.6	2.4	7.0	0.93	0.52	1.44	1.70	0.91	2.61

Pro forma balance at Dec 31, 2001	8.5	3.5	12.1	1.29	0.81	2.10	2.71	1.40	4.11
Revisions & improved recoveries	(0.5)	(0.5)	(1.0)	(0.03)	0.02	(0.01)	(0.11)	(0.06)	(0.17)
Discoveries & extensions	1.3	0.4	1.6	0.25	0.15	0.40	0.46	0.21	0.67
Acquisitions, net of dispositions	0.6	0.2	0.8	(0.01)		(0.01)	0.09	0.03	0.12
Production (forecast for 2002)	(1.0)	—	(1.0)	(0.09)	—	(0.09)	(0.26)	—	(0.26)

Balance at Dec. 31, 2002	8.9	3.6	12.5	1.41	0.98	2.38	2.89	1.58	4.47

(1)	Figures in the table may not add due to rounding.

All references to reserves in this material change report are to gross reserves, before royalties. Barrels of oil equivalent have been calculated on a 6:1 conversion basis.

Four engineering companies are conducting the inaugural evaluation of 100% of EnCana’s reserves. McDaniel & Associates Consultants Ltd. and Gilbert Laustsen Jung Associates Ltd. are evaluating EnCana’s Western Canada reserves, Netherland, Sewell & Associates, Inc. is evaluating EnCana’s U.S. onshore reserves and Ryder Scott Company of Houston is evaluating EnCana’s international and offshore reserves. Also, EnCana Corporation has a committee of independent directors which reviews the process used in the evaluation of reserves and the qualifications of EnCana’s independent engineering firms.

Item 6     Reliance on Provisions Permitting the Filing of the Material Change Report on a Confidential Basis:

Not applicable.

Item 7     Omitted Information:

Not applicable.

Item 8     Senior Officers:

Brian C. Ferguson, Executive Vice-President, Corporate Development of EnCana, is a senior officer knowledgeable about the material change and may be reached at (403) 645-2000.

Item 9     Statement of Senior Officer:

The foregoing accurately discloses the material changes referred to herein.

DATED at Calgary, Alberta this 28th day of November, 2002.

ENCANA CORPORATION

Per:	(Signed)

Brian C. Ferguson Executive Vice-President, Corporate Development

Certain statements contained in this material change report are forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements in this material change report include, but are not limited to, EnCana’s expectations or beliefs concerning estimated reserves and production. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the estimates, forecasts and other forward-looking statements will not occur, which may cause EnCana’s actual results to differ materially from any estimates or forecasts of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the imprecision of reserve estimates; the uncertainty of estimates and projections relating to future production and drilling results; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. EnCana does not undertake any obligation to update publicly or to revise any forward-looking statements whether as a result of new information, future events or otherwise. The forward-looking statements contained in this material change report are expressly qualified by this cautionary statement.